Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Tax-Free Fund For Utah
(the "Fund") was held on September 23, 2004. The holders of shares representing 85% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders ( the resulting votes are presented below).

1. To elect Trustees.

Number of  Votes:

		Trustee			For			Withheld

		Lacy B. Herrmann		  9,907,325		569,293
		Gary C. Cornia		10,381,837		 94,781
		William L. Ensign		10,434,683		 41,935
		Diana P. Herrmann		  9,908,039 	568,579
		Lyle W. Hillyard		10,377,640		 98,978
		John C. Lucking		10,434,477		 42,141
		Anne J. Mills		10,392,259		 84,359


2. To ratify the selection of KPMG LLP as the Fund's independent auditors.

Number of  Votes:

		For			Against		Abstain

		10,345,642		55,931		75,045